                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                               NOVO NETWORKS, INC.
================================================================================
                                (Name of Issuer)

                   Common Stock, par value $0.00002 per share
================================================================================
                         (Title of Class of Securities)

                                    670099100
================================================================================
                                 (CUSIP Number)

                               Richard M. Berliner
                             c/o Novo Networks, Inc.
                       2311 Cedar Springs Road, Suite 400
                                Dallas, TX 75201
                                 (214) 777-4100
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2005
================================================================================
                      (Date of Event Which Requires Filing
                               of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NUMBER 670099100                 13D                          Page 2 of 10
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
-------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Person.                                                    Berliner Communications, Inc.

         I.R.S. Identification
         Nos. of Above Persons (entities only)
-------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                                                                     (a) [ ]
         Member of a Group (see instructions)                                                               (b) [ ]

-------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only

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(4)      Source of Funds (see instructions)                                                                      OO

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(5)      Check if Disclosure of Legal                                                                           [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                                                              Delaware

-------------------------------------------------------------------------------------------------------------------

         Number of Shares                   (7)      Sole Voting Power                                4,061,344,345(1)
            Beneficially                    -----------------------------------------------------------------------
          Owned by Each                     (8)      Shared Voting Power                                          0
         Reporting Person                   -----------------------------------------------------------------------
               with:                        (9)      Sole Dispositive Power                           4,061,344,345
                                            -----------------------------------------------------------------------
                                            (10)     Shared Dispositive Power                                     0
-------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned                                                          4,061,344,345
         by Each Reporting Person

-------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)                   [ ]

-------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by                                                                      84.8%
         Amount in Row (11)
-------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (see instructions)                                                             CO

-------------------------------------------------------------------------------------------------------------------


----------
         (1) Berliner Communications now holds 147,676,299 shares out of a total of 200,000,000 million shares issued and outstanding for a total of 73.8% of the Issuer's Common Stock. It also holds 3,913,669 shares of the Issuer's Series E Preferred Stock, which are convertible into 3,913,688,046 shares of Common Stock. The Series E will convert automatically upon the filing of a Certificate of Amendment with the State of Delaware which will, among other things, increase the number of authorized shares to accommodate such conversion. Currently, the holders of the Issuer's Common Stock vote as a single class with the holders of the Issuer's Series D Preferred Stock and the holder of the Issuer's Series E Preferred Stock on an as-converted basis. Under those circumstances, Berliner Communications' ownership represents 84.8% of such voting power.


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CUSIP NUMBER 670099100                 13D                          Page 3 of 10
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ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the ownership of common stock, $0.00002 per share par value (the "Common Stock"), of Novo Networks, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2311 Cedar Springs Road, Suite 400, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is filed by Berliner Communications, Inc., a Delaware corporation ("Berliner Communications"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons as a result of their respective relationships with and control over Berliner
                  Communications: Richard M. Berliner, Ralph R. Ianuzzi, Jr., Mehran Nazari, Alfred F. Boschulte, and. Robert H. Niehaus (collectively, the "Controlling Persons"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b) and (c)       REPORTING PERSON

                  Berliner Communications is a Delaware corporation. The principal address of Berliner Communications, which also serves as its principal office, is 20 Bushes Lane, Elmwood Park, NJ 07407. The principal business of Berliner Communications is providing infra-structure design, engineering, construction, installation, and modification services to wireless telecommunications carriers.

                  CONTROLLING PERSONS

                  Richard M. Berliner is the Chairman of the Board, and Chief Executive Officer of the Reporting Person, and he is a resident of the State of New Jersey. Mr. Berliner's principal business is as the Chairman of the Board and Chief Executive Officer of the Issuer.

                  Ralph R. Ianuzzi, Jr. is a Director of the Reporting Person, and he is a resident of the State of New Jersey. Mr. Ianuzzi's principal occupation is as a private investor. He is also a director of the Issuer.

                  Mehran Nazarri is a Director of the Reporting Person, and he is a resident of the State of Virginia. Mr. Nazarri's principal occupation is as the Chief Operating Officer of AdGen Telecom Group. He is also a director of the Issuer.

                  Alfred F. Boschulte is a Director of the Reporting Person. His principal occupation is as the President of AFB Consulting, and he is a resident of the State of New York.



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CUSIP NUMBER 670099100                 13D                          Page 4 of 10
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                  Robert H. Niehaus is a Director of the Reporting Person. His
                  principal occupation is as the Chairman of Greenhill Capital Partners, and he is a resident of the State of New York.

                  The address for each of the Controlling Persons is 20 Bushes Lane, Elmwood Park, NJ 07407.

(d) and (e)       During the last five (5) years, no Item 2 Person has been
                  convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Each Item 2 Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more particularly described in Item 6 below, Berliner Communications has entered into an agreement with the Issuer whereby Berliner Communications received, among other things, 147,676,299 newly issued, non-assessable shares of the Issuer's Common Stock and 3,913,669 shares of newly issued, non-assessable shares of Series E Convertible Preferred Stock, par value $0.00002 per share, as consideration for the acquisition of substantially all of the assets (the "Berliner Assets") of Berliner Communications by BCI Communications, Inc. ("BCI"), a wholly owned subsidiary of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

         As more particularly described in Item 6, Berliner Communications is acquiring the shares of Common Stock for the purpose of obtaining a significant equity position in the Issuer and to influence the management of the Issuer. Berliner Communications considers its acquisition of the Common Stock to be an attractive investment. The primary interest of Berliner Communications is to maximize the value of its investment and, as a result, the market value of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Number and Percentage of Securities. Berliner Communications is the beneficial owner of the shares of Common Stock, and the resulting percentages, as set forth on the cover pages above.

(b) Power to Vote and Dispose. Berliner Communications has voting and dispositive power over the Securities identified in the cover pages hereof and in response to Item 5(a) above.



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CUSIP NUMBER 670099100                 13D                          Page 5 of 10
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                  In addition with respect to the Securities held by Berliner
                  Communications, the Controlling Persons may also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of such Securities, although each Controlling Person expressly disclaims beneficial ownership thereof.

(c)               Transactions Within the Past 60 Days.

                  Other than as described in this Statement, no Item 2 Person has acquired any securities of the Issuer during the prior 60 days.

(d)               Certain Rights of Other Persons. Not applicable.

(e)               Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a) On February 18, 2005, Berliner Communications entered into an asset purchase agreement (the "Purchase Agreement"), with the Issuer and BCI, whereby BCI acquired (the "Acquisition") the Berliner Assets and assumed certain of the liabilities of Berliner Communications. Under the Purchase Agreement, BCI agreed to acquire the Berliner Assets in exchange for the issuance of the Issuer's capital stock as follows:

         o 147,676,299 shares of newly issued, non-assessable shares of the Issuer's Common Stock; and

         o 3,913,669 shares of newly issued, non-assessable shares of the Issuer's Series E Convertible Preferred Stock, par value $0.00002 per share (the "Series E Preferred Stock").

         The Reporting Person now holds 147,676,299 shares out of a total of 200,000,000 million shares issued and outstanding for a total of 73.8% of the Issuer's Common Stock. It also holds 3,913,669 shares of the Issuer's Series E Preferred Stock, which are convertible into 3,913,688,046 shares of Common Stock. The Series E will convert automatically upon the filing of a Certificate of Amendment with the State of Delaware which will, among other things, increase the number of authorized shares to accommodate such conversion. Currently, the holders of the Issuer's Common Stock vote as a single class with the holders of the Issuer's Series D Convertible Preferred Stock and the holder of the Issuer's Series E Preferred Stock on an as-converted basis. Under those circumstances, the Reporting Person's ownership represents 84.8% of such voting power.



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CUSIP NUMBER 670099100                 13D                          Page 6 of 10
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         Under the terms of the Purchase Agreement, Berliner Communications holds the right to appoint three directors to the Issuer's Board of Directors. On February 18, 2005, the Issuer's Board of Directors increased the authorized size of its Board of Directors from four to six and appointed Richard M. Berliner, Ralph R. Ianuzzi, Jr. and Mehran Nazari as members of the Board of Directors. Those individuals also serve as members of the Board of Directors of Berliner Communications. The members of the Issuer's Board of Directors immediately prior to the consummation of the Purchase Agreement have agreed to resign from their positions on the Board of Directors, effective as of the date that the an amendment to the Issuer's certificate of amendment (the "Certificate of Amendment") is filed with the Delaware Secretary of State.

(b) One of the conditions of the Purchase Agreement was the Issuer's delivery of a voting agreement (the "Voting Agreement") executed by the Issuer, Berliner Communications, as a holder of a majority of the Issuer's Common Stock and as the sole holder of its newly issued Series E Preferred Stock, and the holders of more than two-thirds of the Issuer's Series B Convertible Preferred Stock and Series D Preferred Stock, respectively. Under the terms of the Voting Agreement:

         1. A majority of the Common Stock, voting as a single class with the holders of the Series D Preferred Stock and the Series E Preferred Stock, as well as the holders of the Series B Convertible Preferred Stock (the "Series B Preferred Stock"), the Series D Preferred Stock and the Series E Preferred Stock (collectively, the "Preferred Stock"), each voting as a single class, authorized, and gave the Issuer their proxy to vote in their name for the approval of, among other things, the following:

         o The execution of the Purchase Agreement and the transactions contemplated thereby;

         o the adoption of the Certificate of Amendment, which will, among other things, effect a name change, increase the amount of authorized Common and Preferred Stock, and effect a reverse split of the Common and Preferred Stock;

         o the agreements with the holders of the Series B Preferred Stock and Series D Preferred Stock to amend the terms of the Series B Preferred Stock and Series D Preferred Stock as set forth in the Certificate of Amendment; and

         o the immediate conversion of all issued and outstanding shares of Preferred Stock into Common Stock upon the filing of the Certificate of Amendment with the Delaware Secretary of State (the "Effective Time").



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CUSIP NUMBER 670099100                 13D                          Page 7 of 10
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         2. All of the holders of shares of Series D Preferred Stock, agreed that:

         o from and after the date of the closing of the Acquisition, the holders of the Series D Preferred Stock would be deemed to have (i) waived all future rights, as holders of Series D Preferred Stock, to the quarterly dividends provided for in
                  Section 1 of the Series D Certificate of Designation, and payable after December 31, 2004 (the "Series D Future Dividends"), without affecting their right to receive dividends that have accrued through December 31, 2004, regardless of whether the Series D Future Dividends were payable in cash or stock, and (ii) released the Issuer from our obligation to pay the Series D Future Dividends notwithstanding anything to the contrary in the Series D Certificate;

         o for purposes of Section 2.4 of the Series D Certificate of Designation, the holders (i) acknowledged that the liquidation preference granted to the Series E Preferred Stock issued to Berliner Communications as consideration for the Acquisition would not constitute a liquidation preference greater in amount than the purchase price of the Series E Preferred Stock, plus dividends, if any, accrued but unpaid on such purchase price and (ii) waived any right that the holders had to challenge or otherwise dispute such a determination; and

         o for purposes of Section 2.3(a) of the Series D Certificate of Designation, the Issuer would not be required to treat the issuance of the Series E Preferred Stock to Berliner Communications as a liquidation, dissolution or winding-up of the Issuer's affairs.

         The holders of the Common Stock, Series B Preferred Stock and Series E Preferred Stock, as parties to the Voting Agreement, may be considered to have formed a group, as such term is defined in Rule 13d-5 of the Act, and may also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of all equity securities beneficially owned by the group. However, Berliner Communications and Mr. Berliner each expressly disclaim beneficial ownership thereof.

         3. Holders of more than two-thirds or more of the shares of Series B Preferred Stock and the holders of all of the shares of the Series D Preferred Stock, each voting separately as a class agreed, consented to and approved the issuance of the Series E Preferred Stock to Berliner Communications.

         4. Holders of more than two-thirds of the shares of the Series B Preferred Stock, holders of all of the shares the Series D Stock, and holders of all of the shares of the Series E Preferred Stock, each voting separately as a class approved, consented to, and agreed that regardless of the provisions set forth in the respective certificates of designation for the Series B Preferred Stock, the Series D Preferred Stock, and the Series E Preferred Stock, as such provisions exist at the time immediately prior to the Effective Time (and without affecting the obligations of the holders of the Preferred Stock to effect the conversion of the Preferred Stock into Common Stock upon the effectiveness of the Certificate of Amendment), in the event of any voluntary or involuntary liquidation (whether complete or partial), dissolution, or wind-up of the issuer's affairs (including a Deemed Liquidation as defined in the Series D Certificate of Designation), that prior to the holders of the Common Stock receiving any proceeds from such a



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CUSIP NUMBER 670099100                 13D                          Page 8 of 10
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         liquidation event, the holders of the Preferred Stock will share ratably in the collective value of (i) the liquidation preference of the Series B Preferred Stock as of December 31, 2004; (ii) the liquidation preference of the Series D Preferred Stock as of December 31, 2004; and (iii) the agreed-upon liquidation value of the Series E Preferred Stock as designated in the Purchase Agreement in the following percentages: 6.57% to the holders of the Series B Preferred Stock; 13.82% to the holders of the Series D Preferred Stock; and 79.61% to the holders of the Series E Preferred Stock.

         5. During the period beginning on the date of the closing of the Acquisition and until the Effective Time, the holders (of all of the Series D Preferred Stock, in consultation with more than two-thirds of the holders of the Series B Preferred Stock, waived the right to designate one of the three members not selected by Berliner Communications to the Issuer's Board of Directors.

         6. The Issuer, along with the holders of more than two-thirds of the Series B Preferred Stock, the holders of all of the Series D Preferred Stock, and Berliner Communications agreed that, for the period beginning on the Effective Time and continuing until the date that the current holders of the Series B Preferred Stock and the Series D Preferred Stock (the "Converted Preferred Stockholders") collectively hold less than 30% of the shares of Common Stock held by the Converted Preferred Stockholders at the Effective Time, Berliner Communications will nominate for election, vote all shares of its Common Stock that Berliner Communications now holds or will hold in the future for, and otherwise support, one individual designated by the holders of 75% of the Common Stock held by the Converted Preferred Stockholders to the Issuer's board, assuming that there are five directors, or such other number of director designees as will equal 20% of the total membership of the Issuer's board in the event of any increase. Berliner Communications also agreed not to vote to remove any such director designee unless such removal is requested in writing by holders of 75% of the Common Stock then held by Converted Preferred Stockholders. If any such director designee ceases, for any reason, to serve as a member of the Issuer's Board of Directors during his or her term of office, Berliner Communications also hereby agrees to vote all shares of the Issuer's Common Stock that Berliner Communications now holds or will hold in the future for the election of such new director designee as will be recommended in writing by the holders of 75% of the Common Stock then held by such Converted Preferred Stockholders.



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CUSIP NUMBER 670099100                 13D                          Page 9 of 10
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT NO.                                              TITLE OF EXHIBIT
          -----------                                              ----------------
            99.1                 Asset Purchase Agreement dated as of February 18, 2005, by and among Berliner
                                 Communications, Inc., BCI Communications, Inc. and Novo Networks, Inc.

            99.2                 Form of Voting Agreement Among Novo Networks, Inc., Berliner Communications, Inc.,
                                 All of the Holders of Novo Networks, Inc. Series D Convertible Preferred Stock, All
                                 of the Holders of Novo Networks, Inc. Series E Convertible Preferred Stock and
                                 Certain of the Holders of Novo Networks, Inc. Series B Convertible Preferred Stock.

                            [Signature Page Follows]



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CUSIP NUMBER 670099100                 13D                         Page 10 of 10
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         After reasonable inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement on
Schedule 13D is true, complete and correct.

Date: February 28, 2005.


                          BERLINER COMMUNICATIONS, INC.


                          By: /s/ RICHARD M. BERLINER
                              --------------------------------------------------
                              Name: Richard M. Berliner, Chief Executive Officer



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).



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CUSIP NUMBER 670099100                 13D
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                                INDEX TO EXHIBITS

          EXHIBIT NO.                                 TITLE OF EXHIBIT
          -----------                                 ----------------
            99.1                 Asset Purchase Agreement dated as of February 18, 2005, by and among Berliner
                                 Communications, Inc., BCI Communications, Inc. and Novo Networks, Inc.

            99.2                 Form of Voting Agreement by and among Novo Networks, Inc., Berliner Communications,
                                 Inc., all of the holders of Novo Networks, Inc. Series D Convertible Preferred
                                 Stock, all of the holders of Novo Networks, Inc. Series E Convertible Preferred
                                 Stock and certain of the holders of Novo Networks, Inc. Series B Convertible
                                 Preferred Stock.